Quickclass, Inc.

Financial Statements

December 31, 2021 and December 31, 2020

Wilkins & Holman CPAs
Income Tax, Accounting, Payroll, Peer Review, Small Business Consulting

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Independent Accountant's Review Report

To the Board of Directors
QuickClass, Inc
Provo, Utah

We have reviewed the accompanying financial statements of Quickclass, Inc. (a C Corporation), which comprise the balance sheets as of December 31, 2021 and December 31, 2020, and the related statements of income and retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Quickclass, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in the notes to the financial statements on page 8, the Company has

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Wilkins & Holman CPAs

Income Tax, Accounting, Payroll, Peer Review, Small Business Consulting

suffered recurring losses from operations, and has a net capital deficiency. Management's evaluation of the events and conditions, and management's plans regarding these matters are also described in the Notes. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Supplemental Information

The accompanying Summary of Operating Expenses is presented for purposes of additional analysis and is not a required part of the financial statements and is the representation of management. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the review procedures applied in our review of the basic financial statements. We are not aware of any material modifications that should be made to the supplementary information. We have not audited the supplementary information and do not express an opinion on such information.



Wilkins and Holman CPAs
May 27, 2022

321 North 1100 East, Unit E - East American Fork, UT 84003 – 801-756-3394 – 801-756-3454
alanjwilkinscpa@gmail.com

QUICKCLASS, INC.
BALANCE SHEETS
As of December 31, 2021 and December 31, 2020

	2021	2020
ASSETS		
CURRENT ASSETS		
Cash in banks	$ 1,947	$ 10,054
Accounts receivable	-	1,250
Other Assets	1,754	1,748
TOTAL CURRENT ASSETS	3,701	13,052
PROPERTY AND EQUIPMENT		
Equipment and furniture	38,178	38,178
Less accumulated depreciation	(36,819)	(36,120)
Content Assets	1,124,536	1,070,536
Goodwill	1,378	1,378
Accumulated Amortization	(652,640)	(579,621)
TOTAL PROPERTY AND EQUIPMENT	474,633	494,351
TOTAL ASSETS	$ 478,334	$ 507,403

See Independent Accountant's Review Report and Notes to the Financial Statements

QUICKCLASS, INC.
BALANCE SHEETS
As of December 31, 2021 and December 31, 2020

LIABILITIES AND STOCKHOLDERS' EQUITY	2021	2020
CURRENT LIABILTIES		
Other Current Liabilities	$ 127,597	120,877
Accounts Payable	26,570	11,361
Accrued Payroll, Taxes & Benefits	280,081	285,004
Deferred Revenue	92	8,950
Current portion of Notes Payable and Accrued Interest	327,164	267,400
TOTAL CURRENT LIABILITES	761,504	693,592
LONG-TERM LIABILITES		
Notes payable	2,254,210	1,580,102
TOTAL LONG-TERM LIABILITIES	2,254,210	1,580,102
TOTAL LIABILITIES	3,015,714	2,273,694
STOCKHOLDERS' EQUITY		
Capital stock: 12,138,526 common shares issued and outstanding	6,102,707	6,102,707
Preferred Stock: 7,991,286 preferred shares issued and outstanding	8,930,348	8,930,348
Less Treasury stock	(6,647)	(6,647)
Retained Earnings (Deficit)	(17,563,788)	(16,792,699)
TOTAL STOCKHOLDERS' EQUITY	(2,537,380)	(1,766,291)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 478,334	$ 507,403

See Independent Accountant's Review Report and Notes to the Financial Statements


QUICKCLASS, INC.
STATEMENT OF INCOME
For the twelve months ended December 31, 2021 and December 31, 2020


	2021	2020
REVENUE	$ 9,450	$ 29,356
TOTAL REVENUE	9,450	29,356
LESS COST OF GOODS SOLD	22,102	22,331
TOTAL COST OF GOODS SOLD	22,102	22,331
GROSS PROFIT	(12,652)	7,025
OPERATING EXPENSES	526,967	524,987
OPERATING INCOME (LOSS)	(539,619)	(517,962)
OTHER INCOME AND (EXPENSE)		
Add other income	38,266	6,000
Less interest expense	(269,736)	(181,533)
TOTAL OTHER INCOME (EXPENSES)	(231,470)	(175,533)
NET INCOME (LOSS)	$ (771,089)	$ (693,495)


See Independent Accountant's Review Report and Notes to the Financial Statements

3


QUICKCLASS, INC.
Statement of Changes in Stochholders' Equity
As of December 31, 2021 and December 31, 2020

	Common Stock	Preferred Stock	Treasury Stock	Retained Deficit	Total
BALANCE, January 1, 2020	$ 6,102,707	$ 8,930,348	$ (6,647)	$ (16,099,204)	$ (1,072,796)
Net Loss	0	0	0	(693,495)	(693,495)
BALANCE, December 31, 2020	$ 6,102,707	$ 8,930,348	$ (6,647)	$ (16,792,699)	$ (1,766,291)
Net Loss	0	0	0	(771,089)	(771,089)
BALANCE, December 31, 2021	$ 6,102,707	$ 8,930,348	$ (6,647)	$ (17,563,788)	$ (2,537,380)

See Independent Accountant's Review Report and Notes to the Financial Statements

QUICKCLASS, INC.
STATEMENTS OF CASH FLOWS
For the twelve months ended December 31, 2021 and December 31, 2020

		2021		2020
Cash Flows from Operating Activities:				
Net Income				
Net income (loss)	$	(771,089)		(693,495)
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation expense		699		809
Amortization		73,019		69,286
Prior Period Adjustments		(10,256)		-
Decrease (Increase) in accounts receivable		1,150		(1,150)
Decrease (Increase) in other current assets		(6)		2,687
Increase (Decrease) in accounts payable		15,209		3,150
(Decrease) Increase in accrued liabilities		(4,923)		14,135
Increase (Decrease) in deferred revenue		(8,858)		883
Net Cash Provided By (Used By) Operating Activities		(705,055)		(603,695)
Cash Flows from Investing Activities:				
Content Asset Developed		(54,000)		(59,550)
Net Cash Flows Provided By (Used In) Investing Activities		(54,000)		(59,550)
Cash Flows from Financial Activities:				
Long term debt advances		750,948		671,347
Net Cash Provided By (Used In) Financing Activities		750,948		671,347
Net Increase (Decrease) in Cash		(8,107)		8,102
Cash in Banks - Beginning of Year		10,054		1,952
Cash in Banks - End of Year	$	1,947	$	10,054

See Independent Accountant's Review Report and Notes to the Financial Statements

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Quickclass, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Business Activity

Quickclass, Inc. ("QCI") (www.quickclass.com) is an advertising revenue, online "required courses" high school training program. QCI offers courses (30-45 min) that assists high schools and school districts address some of the most serious social issues facing students on and off campus namely bullying, Hazing, Cyber-Bullying, Sexual Harassment and other harmful activities. QCI also provides as part of its license agreement needed Study & Life Skills courses that combined with its required courses schools cannot afford to offer on their own.

Use of Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Depreciation and Amortization

Depreciation and Amortization is computed using the straight-line method for financial reporting purposes, over the estimated useful lives of the assets, ranging from 5 to 15 years. The Depreciation expense in the financial statements is calculated to be $699 for 2021 and $809 for 2020. Amortization expense in the financial statements is calculated to be $73,019 for 2021 and $69,286.

Income Taxes

The Company is taxed as a Regular C Corporation. As the Company has had losses since inception, no estimate for deferred taxes has been calculated as it was not deemed material to the financial statements.

Date of Management's Review

Subsequent events have been evaluated through May 27, 2022 which is the date the financial statements were available to be issued.

Concentrations of Credit Risk

The Company maintains cash and cash equivalent balances at several financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Property and Equipment

Betterments and renewals of property and equipment are capitalized and depreciated over their estimated useful lives. Repairs and maintenance are expenses as incurred. Major classifications of property and equipment are summarized as follows:

		2021		2020
Equipment and Furniture	$	38,178	$	38,178
Less Accumulated Depreciation		(36,819)		(36,120)
Content Assets		1,124,536		1,070,536
Goodwill		1,378		1,378
Less Accumulated Amortization		(652,640)		(579,621)
TOTAL	$	474,633	$	494,351

Long-Term Liabilities – Notes Payable

Notes payable at December 31, 2021 and December 31, 2020 are summarized as follows:

The 2020 amount in Short-Term Notes consists entirely of Notes made to the officer of the Corporation. The Long-Term Notes for 2020, consists of Notes due to both an officer of the Corporation and four individual investors. These Notes accrue at various rates of interest depending on the specific Note. The Notes due the Corporate Officer and one individual investor mature at various times throughout the year and are automatically extended at maturity. The Notes due the three other investors mature in October 2022.

The 2021 amount in Short-Term Notes consists of Notes made to an offer of the Corporation throughout various dates in 2021 and the current portion of Long-Term Notes made with three individual investors. These Notes accrue at various rates of interest depending on the specific Note. All Notes made with the officer of the Corporation mature one year after the date of the Note issuance and are automatically extended at maturity. The Notes with individual investors are three-year Notes that all mature in October 2022. These Notes have principal balances of $70,000 and accrued interest of $12,392.72 that are included in Short-Term Notes Payable as of December 31, 2021.

		2021		**2020**
	$	2,581,374	$	1,847,502
Less current portion		(327,164)		(267,400)
	$	2,254,210	$	1,580,102

Future Maturities

		2021		**2020**
2020	$	0	$	267,400
2021		327,164		327,164
2022		2,254,210		1,252,938

Contingencies

Going Concern

As shown in the accompanying financial statements, the Company incurred a net loss of $781,345 in 2021 and $693,495 in 2020 and as of the end of each respective year. The Company's current liabilities exceeded its current assets by $757,803 in 2021 and $680,540 in 2020. Lastly, its total liabilities exceeded total assets by $2,537,380 in 2021 and $1,766,291 in 2020. These factors create uncertainty about the Company's ability to continue as a going concern.

The Company has been operating a number of years with insufficient capital to meet its going concern. Officers and shareholders have provided the financial resources to support the Company over this period. There is every expectation that this will continue to occur.

The Company has a well-defined strategy to secure additional investment capital upon completion of its private placement series F Offering under Rule 506(C) of Regulation D, (Promulgated under the Securities Act of 1933, as amended) and its regulation CF Offering. The Company expects the completion of these offerings to produce the conditions needed to operate as a going concern, leading to profitability and positive cash flow.

Officer Loans and Stock

Mr. Michael Miramontes, the Corporation's CEO and President converted certain long-term notes and accrued interest to Common Stock on May 14, 2019 in accordance to a "Contingent Automatic Stock Conversion Agreement ("agreement").

Under the terms of this agreement, the original balance of the listed notes will continue to accrue interest until such time when and if QCI raises $1.5 million through the Series F Convertible Preferred Stock Offering. At such time, the principal and accrued interest shall be converted into shares of Common Stock at the lower of the conversion price set forth in each Note or at the final closing price of the current Offering.

Should QCI fail to raise $1.5 million, then Common Stock would be decreased by $2,973,273 and the total balance of long-term notes payable and accrued interest would increase by the same amount as of May 14, 2019. The total liability for the long-term notes payable and accrued interest listed in this agreement was $3,302,451 and $3,187,961 on December 31, 2021 and December 31, 2020, respectively.

Should QCI raise $5 million in the current Regulation D and Regulation CF offerings conducted concurrently between CIM Securities LLC and WeFunder, respectively; then Mr. Miramontes has agreed to convert all but $900,000 of any principal and accrued interest outstanding at that time.

These agreements include a provision whereby the Corporation has the right to purchase back shares converted by Mr. Miramontes at the price of the latest offering.

COVID 19 Relief

Various COVID-19 relief assistance was received by the Corporation in 2020 and 2021.

In 2020, an Economic Injury Disaster Loan (EIDL) Advance of $6,000 was received and recorded as other income.

In 2021, the Corporation received and recorded as other income, a targeted EIDL Advance of $5,000. The Corporation also received forgiveness and recorded as other income $19,009 (Principal $18,765 and $245 of interest) under the Payroll Protection Program (PPP).

QCI received a second PPP loan in the amount of $18,765 on February 2, 2021 which the Company expects to be fully forgiven in 2022.

Other Current Liabilities

Other Current Liabilities consists of the following:		**2021**		**2020**
Accrued Employee Expenses	$	100,371	$	94,103
SBA PPP Loan		18,939		18,765
Accrued Travel		3,925		3,925
Utah Franchise Tax Payable		3,816		3,621
Delaware Franchise Tax Payable		450		450
Other Accrued Expenses		83		-0-
Fractional Shares Payable		14		14

SUPPLEMENTARY INFORMATION

QUICKCLASS, INC.
STATEMENT OF OPERATING EXPENSES
For the twelve months ended December 31, 2021 and December 31, 2020

	2021	2020
Payroll	$ 361,254	$ 363,620
Travel	40,471	37,652
Facilities and Related	33,887	35,437
Administraitive	17,521	17,335
Professional Fees	-	500
Roadshow Expense	116	348
Depreciation	699	809
Amortization	73,019	69,286
Total Expenses	$ 526,967	$ 524,987

See Independent Accountant's Review Report and Notes to the Financial Statements